Exhibit 21

Subsidiaries

Cambridge Bancorp Subsidiary:

Name	Jurisdiction of Incorporation
Cambridge Trust Company	Massachusetts

Cambridge Trust Company Subsidiaries:

Name	Jurisdiction of Incorporation
Cambridge Trust Company of New Hampshire, Inc.	New Hampshire
CTC Security Corporation	Massachusetts
CTC Security Corporation III	Massachusetts